

September 25, 2013

<u>Via E-mail</u>
Rob Cutler
General Counsel
LifeVantage Corporation
9815 South Monroe Street, Suite 100
Sandy, Utah 84070

RE: **LifeVantage Corporation**
       Schedule TO-I filed September 24, 2013
       File No. 005-80096

Dear Mr. Cutler:

We have reviewed the above-captioned filing and have the following comments. Where indicated, the Schedule TO should be amended in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask for information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

Are there any conditions to the Offer?

1. We noticed that the offer is subject to a financing condition, but observed that other disclosure within the Offer to Purchase makes clear that the issuer expects to have its line of credit in place with five business days remaining in the offer. To the extent that the line of credit is not in place by that time, please advise us, with a view toward revised disclosure, whether the issuer expects to extend the offer period to account for the material change of the offer transitioning from being unfinanced. See Rule 13e-4(d)(2) and (e)(3).

Number of Shares; Purchase Price Proration

2. We noticed that the issuer has advised security holders that should they make the selection on the letter of transmittal that will maximize their chances of acceptance, such an election could result in the tendered shares being purchased at the minimum price. Please revise to include the additional language from the letter of transmittal that also makes clear such an election may have the effect of lowering the purchase price paid for all shares.

Conditions of the Offer

3. We noticed the language that indicates each of the conditions is considered an ongoing right "that may be asserted at any time prior to the Expiration Date and from time to time." Please revise to remove the implication that the offer conditions may be asserted following the expiration date.

4. To the extent that financing for the issuer tender offer has been received, please confirm that the issuer will affirmatively waive the financing condition. In addition, please confirm that the issuer also expects to comply with Rule 13e-4(d)(2) and (e)(3) for the material change that will occur as a result of waiver of the material condition, or advise.

Closing Comments

Please amend the filing to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions to me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Kirt W. Shuldberg, Esq.
Sheppard Mullin Richter & Hampton LLP